

SENTRY BABY PRODUCTS, LLC

Worlds Most Kid-Friendly Car Seats

Type of Security	Pre-Money Valuation	Days Left
Common Equity	$2,500,000	102

Share:

Founded Nov 2015
Colorado Springs, CO
Technology

HIGHLIGHTS
http://sentrybabyproducts.com

Less than 20% Funded — Committed $0

Target: $10,000 - $107,000
Minimum Investment: $100

ABOUT | TEAM | DOCUMENTS | OVERVIEW AND TERMS | FAQ | ASK A QUESTION | INVEST

ABOUT SENTRY BABY PRODUCTS, LLC

Sentry Baby products was founded by an experienced industry executive to develop, manufacture and distribute unique children's car seats through mass retail channels. Car seats are required by law in every developed country, so the domestic and international market is extensive. To capture this market, Sentry is focused on seats that are not only safe, but unique (utility patent issued) and fun for the child.

The founder has been a CEO in the industry for over 20 years (previous to founding Sentry he was hired as the CEO of an established car seat company). With this experience he has leveraged relationships in China to produce Sentry's products and to begin development of more products. The CEO knows the buyers at the large retail chains so setup and placement was immediate for Walmart, BabiesRus and Amazon. Target and Buy Buy baby to follow in 2018.

Sentry requires additional funding to promote the new brand and product line and to complete the develop of other gear products. Sentry plans to exit after demonstrating profitability in the next 3 to 5 years. To maximize the exit value, Sentry plans to be acquired by a large China factory that is looking for a brand and distribution channels in the USA to continue developing and manufacturing products that their factory produces. Discussions on the exit are already under way with a couple of large potential partners.

For more detail information about entry please refer to the investment deck and other provided information

WHY YOU SHOULD INVEST

Children's car seats are required by law so the market is very stable and large (4 million born in the USA every year, multiples internationally). With the experience and relationships that the founder has acquired over his career it is likely to result in strategic and cost effective growth in this market and a maximized exit.


Creators of Guardimals
World's Most Kid-Friendly Car Seats
Guardimals, by Sentry Baby Products, are the world's most kid-friendly car seats. Inspired by children's favorite animals
Engineering designs, patents, tooling, and crash testing certification are all complete, and Guardimals is already available
Walmart
BABIES R US
amazon
Guardimals car seats are just the beginning
y invest in Sentry Baby Products?
eep industry experience & relationships
rand appeal and potential
Jim Holley - CEO
jimh@sentrybabyproducts.com
719.331.4303

HOW WE INTEND TO MAKE MONEY

Sentry will manufacture goods in China which will allow for a 30% margin with very competitive retail price points. The experienced team will leverage contractors and third party fulfillment to keep cost low until volumes justify overhead growth which should result in positive cash flow in 12 months. Sentry will expand product assortment and distribution channels in the USA and expand with distribution partners in specific international markets. Once consistent profitability has been demonstrated and exit is likely at a minimum of 10 times EBITDA plus brand cache.

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

Sentry plans to raise capital to expand product assortment and awareness to justify store placement and steady growth.

TEAM



JIM HOLLEY
CEO

Sentry founder and CEO Jim Holley has been active in the juvenile products industry for more than 20 years. An aerospace engineer by training and a father himself, Jim... Read More

Santa Clara, CA
San Jose State and Santa Clara University

DOCUMENTS

Official filing on SEC.gov
Company documents: Financials
Company documents: Investor Presentation

OVERVIEW AND TERMS

FUNDRAISING DESCRIPTION	
Type of Security	Pre-Money Valuation
Common Equity	$2,500,000
Minimum Investment	Price per Share
$100	$100
Minimum # of Shares	Maximum # of Shares
100	1,070

PERKS	
Invest $1,500 or more	A free Guardimals booster car seat of you choice

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